SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: June 17, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No   X
                             ---                  ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ---------------.

     On June 17, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the results of its Annual General Shareholders Meeting held on June 15, 2003. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:    June 17, 2003               By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                        Name:  Petr N. Debrianski
                                        Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      1. English translation of the press release announced the results of Rostelecom's Annual General Shareholders Meeting held on June 15, 2003.

                                                                       Exhibit 1


PRESS RELEASE                                                         ROSTELECOM


Moscow - June 17, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced the results of its Annual General Shareholders Meeting held on June 15, 2003

Based on the results of the ballot, the following decisions were made:

o The Company's annual report, annual financial statements according to RAS, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year 2002 were approved.

o The dividend amount for 2002 with respect to: preferred shares in the amount of RUR 1.27472 per share (10% of net profit) and ordinary shares in the amount of RUR 0.54347 per share (12.8% of net profit) was determined. Dividends on ordinary and preferred shares will be paid in pecuniary form starting from July 1, 2003 until the end of the fiscal year. The dividend payment procedure is determined in conformity with the shareholders' register as follows:

-    by transfer to the shareholders' bank accounts;
-    by postal orders (postal expenses will be deducted);
-    by payment in the Company's cashier office (to Company's employees only).

o    New members of the Board of Directors were elected:

1. Stanislav P. Avdiyants - Executive Director and Director of the Department of Economic and Tariff Policy at OJSC Svyazinvest;

2.   Vadim E. Belov - Deputy General Director of OJSC Svyazinvest;

3. Nikolai P. Yemelianov - Regional Director of Novgorodtelecom branch, OJSC North-Western Telecom;

4.   Sergey I. Kuznetsov- General Director of OJSC Rostelecom;

5.   Alexander V. Lopatin - Deputy General Director of OJSC Svyazinvest;

6.   Stanislav N. Panchenko- Deputy General Director of OJSC Svyazinvest;

7.   Victor A. Polischuk - President of OJSC Russian Telecommunications Network;

8. Irina M. Ragozina - Director of the Corporate Governance Department at OJSC Svyazinvest;

9. Mikhail V. Slipenchuk - General Director of LLC Investment Finance Company METROPOL;

10.  Evgeny V. Yurchenko- Deputy General Director of OJSC Svyazinvest;

11.  Valeriy N. Yashin - General Director of OJSC Svyazinvest.

o    Members of the Auditing Commission were elected:

1.   Konstantin V. Belyaev - Chief Accountant of OJSC Svyazinvest;

2. Irina V. Prokofieva - Deputy Director of the Department of Internal Audit and Economic Analysis at OJSC Svyazinvest.

o CJSC "Ernst and Young Vneshaudit" was approved as the Company's external auditor for 2003.
o Restated Company's Charter and Regulations on the General Shareholders Meeting were approved.
o Addition to the Regulations on the Company's Board of Directors, which provides for payment of remuneration and reimbursement of costs associated with the performance by the members of the Board of Directors of their functions, was approved.
o Additions to the Regulations on the Company's Board of Directors, which provides for payment of additional remuneration to the members of the Board of Directors were not approved.
o Amendments and additions to the Regulations on the Company's Management Board were approved.
o A decision was made to terminate the Company's participation in the Association of Telecommunications Companies of the Volga Region, the Association of Telecommunications Companies of Siberia and the Far East, the Association of Telecommunications Company of the Central Chernozem Region and the Association of Telecommunications Operators of the North Caucasus.

For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru